aKB



16013560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
~~8-01-57662~~ 8-22183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road Suite 100
(No. and Street)

Pittsburgh	PA	15237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan A. Kuhn, President — 412-536-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, P.C.
(Name – *if individual, state last, first, middle name*)

2100 Corporate Drive, Suite 400	Wexford	PA	15090
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karl G. Smrekar, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, LTD, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Renea S. Tomasko, Notary Public
Chippewa Twp., Beaver County
My Commission Expires April 28, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Secretary/ Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEGHENY INVESTMENTS, LTD.

DECEMBER 31, 2015


SNODGRASS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Allegheny Investments, Ltd.

We have audited the accompanying statement of financial condition of Allegheny Investments, Ltd. as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Allegheny Investments, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, Ltd. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplementary information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Allegheny Investments, Ltd.'s financial statements. The Supplemental Information is the responsibility of Allegheny Investments, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

S. R. Snodgrass, P.C.

Wexford, Pennsylvania
February 26, 2016

S.R. Snodgrass, P.C • 2100 Corporate Drive, Suite 400 • Wexford, Pennsylvania 15090-7647 • Phone: (724) 934-0344 • Facsimile: (724) 934-0345

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	731,933
Deposits held in accounts with clearing organization		62,828
Trading securities		1,503,070
Receivables, net		440,204
Receivables from clearing organization		747,970
Furniture and fixtures - net of accumulated depreciation of $278,530		289,902
Intangible assets - net of accumulated amortization of $10,750		75,250
Prepaid expenses		117,006
Total assets	$	3,968,163

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	844,872
Accounts payable - related party		1,000,852
Accrued expenses and other liabilities		115,460
Total liabilities		1,961,184
STOCKHOLDERS' EQUITY		
Common stock - voting; no par value; 100,000 shares authorized; 1,320 shares issued and 1,254 shares outstanding		33,750
Paid-in capital		116,430
Retained earnings		1,871,230
Treasury stock, 66 shares at cost		(14,431)
Total stockholders' equity		2,006,979
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,968,163

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commissions on investment company shares	$ 13,565,103
Commissions on asset management fees	1,483,137
Commissions on annuities	1,316,934
Commissions on partnership interests	232,672
Commissions on insurance	119,571
Commissions on securities	80,167
Revenue share from clearing firm	266,464
Loss on trading securities	(19,640)
Rental income	13,531
Dividend income	16,449
Interest income	3,357
TOTAL REVENUES	17,077,745
EXPENSES	
Employee compensation and benefits	14,309,726
Occupancy & equipment	448,357
Communication & technology	218,317
Professional fees	206,416
Brokerage fees	532,581
Advertising	201,927
Travel & entertainment	283,436
Impairment of internal use software	128,300
Other expenses	498,255
TOTAL EXPENSES	16,827,315
NET INCOME	$ 250,430

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2014	$ 33,750	$ 116,430	$ 2,655,300	$ (14,431)	$ 2,791,049
Net income	-	-	250,430	-	250,430
Distributions	-	-	(1,034,500)	-	(1,034,500)
Balance, December 31, 2015	$ 33,750	$ 116,430	$ 1,871,230	$ (14,431)	$ 2,006,979

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

DECREASE IN CASH AND CASH EQUIVALENTS		
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from commissions	$ 16,380,301	
Cash paid to suppliers and employees	(15,761,168)	
Dividend and interest	19,806	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 638,939
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(148,080)	
NET CASH USED FOR INVESTING ACTIVITIES		(148,080)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash distributions	(1,034,500)	
NET CASH USED FOR FINANCING ACTIVITIES		(1,034,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(543,641)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,275,574
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 731,933

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
NET INCOME		$ 250,430
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Depreciation	43,230	
Amortization	10,750	
Impairment of internal use software	128,300	
CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH		
Trading securities, net	245	
Receivables, net	(134,017)	
Prepaid expenses	30,364	
Commissions payable	(19,981)	
Accounts payable - related party	368,025	
Accrued expenses	(38,407)	
TOTAL ADJUSTMENTS		388,508
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 638,939

The accompanying notes are an integral part of the financial statements.

ALLEGHENY INVESTMENTS, LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Allegheny Investments, Ltd. (the "Company") is an introducing broker-dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the "Customer Protection Rule"). It does not hold funds or safe keep customer securities. The Company clears securities transactions through National Financial Services, LLC. on a fully disclosed basis.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments – Investments in equity securities that have readily determinable fair values are classified and accounted for as trading securities. Realized and unrealized gains and losses on trading securities are included in Revenue.

Furniture and Fixtures – Furniture and fixtures are carried at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation – Depreciation is calculated using straight-line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery period are as follows:

Assets	Economic Lives/ Recovery Period
Furniture and fixtures	3 - 10 years

Depreciation expense for the year ended December 31, 2015, amounted to $43,230.

Impairment of internal use software - The Company records impairment losses on long-lived assets, including internal use software, used in operations when events and circumstances indicate that the assets might be impaired. During 2015 events and circumstances relating to programming difficulties and cost overruns indicated that internal use software being developed was impaired. As, such, the Company incurred impairment charges of $128,300 during the year.

Intangible Assets - During the year ended December 31, 2015, the Company purchased a book of business from an existing investment advisor. As part of the acquisition, the Company recognized approximately $86,000 of intangible assets related primarily to the advisor's customer list. These assets are being amortized over their estimated useful live of 4 years. The total amortization expense recorded during 2015 was $10,750 and the remaining unamortized balance of $75,250 will be amortized straight-line over the remaining estimated useful life of the asset. Certain identifiable intangible assets, such as customer relationships we acquire are evaluated for impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be recoverable.

Cash Flows – For purposes of the Statement of Cash Flows, the Company considers highly liquid investments, purchased with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash equivalents.

Concentrations of Credit Risk – The Company's principal activities include sales of securities, real estate partnerships, annuities, and insurance contracts with the majority of the clients located in the western Pennsylvania area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. As of December 31, 2015, the Company had cash balances in excess of federally insured limits of $482,143. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables – Receivables primarily consist of revenue due to the Company being a distributor for various investment and insurance products. The Company has reviewed the accounts receivable, and management considers the balance at year-end to be substantially collectible.

Advertising Costs – The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year ended December 31, 2015, amounted to $201,927.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

2. INVESTMENTS

Investment securities have been classified according to management's intent. A summary of investments classified as trading at December 31, 2015, is as follows:

	2015
Mutual funds - municipals	$ 1,485,619
Other investments	17,451
Total	$ 1,503,070

Trading securities gains (losses) included in earnings as of December 31, 2015, include $16,449 of dividends and ($19,640) related to the change in fair value for assets held at December 31, 2015.

3. INCOME TAXES

The Company, with the consent of its stockholders, has elected to have its income taxed as an S Corporation under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in other expenses on the Statement of Income. The Company's federal and state income tax returns for taxable years ending prior to 2012 are closed for purposes of examination by the Internal Revenue Service and state taxing authorities.

4. PROFIT SHARING PLAN

The Company is involved in a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company's allocated contribution was approximately $550,278 to the plan during the year ended December 31, 2015.

5. RELATED-PARTY TRANSACTIONS

The Company has a payable of $1,000,852 to an affiliated corporation for various expenses that have been allocated between the corporations based on the terms of the expense sharing agreement.

6. OPERATING LEASES

The Company and an affiliated corporation have entered into a nine-year lease for the facilities they currently occupy. The first payment on this lease agreement commenced in March of 2013. The total monthly rental is $43,796 for the first three years; $45,881 for the next three years; and $47,967 for the remaining three years. The Company's portion of these rental payments is $29,707 for the first three years; $31,121 for the next three years; and $32,536 for the remaining three years.

The following is a schedule of future minimum rental payments required under the above leases as of December 31, 2015:

Year Ended		Amount
2016	$	370,624
2017		373,453
2018		373,453
2019		387,599
2020		390,428
Thereafter		455,499

Rental expense amounted to $409,863 for the year ended December 31, 2015.

7. STOCKHOLDERS' EQUITY

The stockholders of the Company entered into an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that ownership of the Company will be determined by the cumulative gross revenues produced for the Company by each revenue producer at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death, disability, or retirement if those shares are not purchased by any of the other stockholders.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $955,800 which was $825,055 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.05 to 1.

9. LITIGATION

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels are defined as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the Statement of Financial Condition at their fair value as of December 31, 2015, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2015			
	Level I	Level II	Level III	Total
Assets:				
Mutual funds- municipals	$ 1,485,619	$ -	$ -	$ 1,485,619
Other investments	$ 17,451	$ -	$ -	$ 17,451
Total	$ 1,503,070	$ -	$ -	$ 1,503,070

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument. Trading investment securities are valued based upon quoted market prices.

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash and cash equivalents, broker deposit, trading securities, receivables, payables, and accrued expenses would be considered financial instruments. At December 31, 2015, the carrying amount of all financial instruments approximates fair value.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customer securities transactions are introduced on a fully disclosed basis with NFS. NFS carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein NFS may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and insure that customer transactions are executed properly by NFS.

12. SUBSEQUENT EVENTS

Management has reviewed events occurring through February 26, 2016, the date the financial statements were issued, and no other subsequent events occurred requiring accrual or disclosure.

SUPPLEMENTARY INFORMATION

ALLEGHENY INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

NET CAPITAL		
Total stockholders' equity	$	2,006,979
Less: Nonallowable assets		
Receivables from brokers or dealers		440,204
Receivables from noncustomers		
Furniture and equipment		289,902
Intangible asset		75,250
Prepaid expenses		117,006
TOTAL NONALLOWABLE ASSETS		922,362
NET CAPITAL BEFORE HAIRCUTS		1,084,617
Haircuts on trading securities - other		(128,817)
NET CAPITAL	$	955,800
AGGREGATE INDEBTEDNESS		
Accounts payable, commissions payable, and deposits	$	1,961,184
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	130,746
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	130,746
Excess net capital	$	825,055
Ratio: Aggregate indebtedness to net capital		2.05 to 1
NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA)	$	1,306,752
ADJUSTMENTS		
Adjustment to record Discretionary 401k Contribution		(324,990)
Adjustment to net income based on allocation		(39,547)
Adjustment to accrual of additional compensation		13,585
AUDITED NET CAPITAL	$	955,800

ALLEGHENY INVESTMENTS, LTD.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Schedule II

All customer transactions are cleared through another broker-dealer on a fully disclosed basis

Name of Clearing firms - National Financial Services

Allegheny Investments, Ltd. Is exempt from the reserve requirements under SEC Rile 15c3-3 under paragraph k2ii.



Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors of Allegheny Investments, Ltd.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Allegheny Investments, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Allegheny Investments Ltd.'s compliance with the applicable instructions on the General Assessment Reconciliation ("Form SIPC-7"). Allegheny Investments, Ltd.'s management is responsible for Allegheny Investments Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and work papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

S. R. Snodgrass, P.C.

Wexford, Pennsylvania
February 26, 2016

S.R. Snodgrass, P.C. • 2100 Corporate Drive, Suite 400 • Wexford, Pennsylvania 15090-7647 • Phone: (724) 934-0344 • Facsimile: (724) 934-0345

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14********1671**********************MIXED AADC 220
022183 FINRA DEC
ALLEGHENY INVESTMENTS LTD
STONE QUARRY CROSSING
811 CAMP HORNE RD STE 100
PITTSBURGH PA 15237-1282

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1698

B. Less payment made with SIPC-6 filed (exclude interest) (862)

7-28-15
Date Paid

C. Less prior overpayment applied (3525)

D. Assessment balance due or (overpayment) (2689)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ <2689>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(2689)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALLEGHENY INVESTMENTS, LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the _____ day of ______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No. | Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 17057947

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 16378914

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 679033

2e. General Assessment @ .0025 $ 1698

(to page 1, line 2.A.)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Allegheny Investments, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to the Securities Exchange Act Rule 17a-5(4)(b) for the fiscal period ended December 31, 2015, in which (a) Allegheny Investments, Ltd. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Allegheny Investments, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3(k):(2)(ii) (the "exemption provisions") and (b) Allegheny Investments, Ltd. stated that Allegheny Investments, Ltd. met the identified exemption provisions throughout the fiscal period ended December 31, 2015, without exception. Allegheny Investments, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegheny Investments, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

S. R. Snodgrass, P.C.

Wexford, Pennsylvania
February 26, 2016

EXEMPTION REPORT
Pursuant to SEA Rule 17a-5(4)(b)
For the Fiscal Period Ending December 31, 2015

I, Karl G. Smrekar, Secretary / Treasurer certify that, to the best of my knowledge and belief, the following statements made on behalf of SEC registered broker/dealer and FINRA member firm, Allegheny Investments, LTD, CRD # 7597, are true, accurate and complete:

- The Firm claimed an exemption from SEA Rule 15c3-3, (Customer Protection Rule) provided by paragraph k(2)(ii) of the Rule, for the fiscal period referenced above.

  The provisions of the Customer Protection Rule are not applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirement of SEA Rule 17a-3 and Rule 17a-4 as are customarily made and kept by a clearing broker or dealer.

- For the fiscal period referenced above, the Firm met the exemption provisions of paragraph k(2)(ii), without exception. The Firm clears customer transactions through National Financial, (CRD 13041) and promptly transmits all customer funds and securities to the clearing firm, which carries all of the accounts of such customers.

- The Firm has not recorded any exceptions to the exemption provisions of k(2)(ii) for the fiscal period referenced above.

Allegheny Investments, LTD



Signature

2-26-16

Date



Stone Quarry Crossing, 811 Camp Horne Road, Suite 100, Pittsburgh, Pennsylvania 15237
412 367 3880 *fax* 412 367 8353 www.alleghenyinvestments.com

February 26, 2016

RE: Allegheny Investments, LTD 2014 Audited Financial Statements

Enclosed are the Allegheny Investments, LTD audited financial statements for the year ending December 31, 2015.

Sincerely,

Stephen T. Hawbaker
Chief Financial Officer

Enclosure

ALLEGHENY INVESTMENTS, LTD.

PITTSBURGH, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2015